Exhibit 99.1

SOPHiA GENETICS Publishes Results of 2024 Annual General Meeting

Shareholders adopt all proposals at Annual General Meeting

Boston, US and Rolle, Switzerland, June 24, 2024 – SOPHiA GENETICS SA (Nasdaq: SOPH), a healthcare technology company and a leader in data-driven medicine, is pleased to announce that its annual general meeting of shareholders (the “AGM”) was held at the Company’s headquarters, La Piece 12, 1180 Rolle/VD, Switzerland, earlier today at 14:00 CEST (8:00 a.m. EDT).

The Company’s shareholders have adopted all proposals presented at the AGM. The AGM minutes and detailed voting results by agenda item will be published on the Company’s website in the Investors section. They will also be filed with the U.S. Securities and Exchange Commission on Form 6-K.

The Company would like to thank all shareholders represented for their votes and their valued commitment and support.

For more information on SOPHiA GENETICS, visit SOPHiAGENETICS.com and connect on LinkedIn.

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About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using AI to deliver world-class care to patients with cancer and rare disorders across the globe. It is the creator of SOPHiA DDM™, a platform that analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions.  For more information, visit SOPHiAGENETICS.com and connect with us on LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding SOPHiA GENETICS’ future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on SOPHiA GENETICS’ management’s beliefs and assumptions and on information currently available to the company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the company’s filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of its date. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in the company’s expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investors Contact:
Kellen Sanger
IR@sophiagenetics.com

Media Contact:
Kelly Katapodis
media@sophiagenetics.com